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SEC FILE NUMBER

8- 52258

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/7/02 FV

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
River Capital Markets, L.L.C.

OFFICIAL USE ONLY

FIRM ID. NO.


RECD S.E.C.
MAR 0 2002
535

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 W. Long Lake Road, Third Floor
(No. and Street)

Bloomfield Hills, (City) MI (State) 48304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Feldman 248-433-3170
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Perrin, Fordree & Company, P.C.
(Name — *if individual, state last, first, middle name*)

901 Wilshire Drive, Suite 400, Troy, MI 48084
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 0 8 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Feldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of River Capital Markets, L.L.C., as of December 31, 2001, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

SHERI L. DENNIS
NOTARY PUBLIC OAKLAND CO., MI
MY COMMISSION EXPIRES Mar 20, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) An Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8-52258

RIVER CAPITAL MARKETS, L.L.C.

FINANCIAL STATEMENTS WITH
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

PERRIN
FORDREE &
COMPANY PC

RIVER CAPITAL MARKETS, L.L.C.

FINANCIAL STATEMENTS
WITH
ADDITIONAL INFORMATION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

RIVER CAPITAL MARKETS, L.L.C.

- CONTENTS -

Edward J. Phillips CPA
Robert S. Gigliotti CPA
Ronald H. Frechen CPA
Robert E. Hagedorn CPA
Thomas W. Larson M.A.
Roger G Zulauf CPA
Judith K. Caldwell CPA
Garrett P. Klein CPA
Michael J. Mayette CPA
Sandra L. Gohlke CPA
Kevin P. Cairns CPA

PERRIN FORDREE & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

American Institute of CPAs
Michigan Association of CPAs
Registered Investment Advisors

Independent Auditors' Report

To the Board of Directors
River Capital Markets, L.L.C.
Troy, Michigan

We have audited the accompanying statement of financial condition of **RIVER CAPITAL MARKETS, L.L.C.** as of December 31, 2001, and the related statements of income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RIVER CAPITAL MARKETS, L.L.C.** at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Net Capital Calculation (G) on Page 8 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PERRIN, FORDREE & COMPANY, P.C.

Perrin, Fordree & Company, P.C.

Troy, Michigan
January 23, 2002

Global Representation offered through
membership in
INTEGRA® INTERNATIONAL®

901 Wilshire Dr.
Suite 400
Troy, Michigan 48084
248/362-3600
Fax 248/362-4707

RIVER CAPITAL MARKETS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash		$ 24,816
Money market funds		19,165
Accounts receivable		5,697
Total current assets		49,678
Office equipment, at cost	$ 4,942	
Computer equipment, at cost	8,004	
	12,946	
Less accumulated depreciation	(2,843)	10,103
		$ 59,781

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES -	
Accounts payable	$ 9,706
MEMBERS' EQUITY	50,075
	$ 59,781

The accompanying notes are an integral part of the financial statements.

RIVER CAPITAL MARKETS, L.L.C.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Retainer fees	$ 30,000	
Consulting fees	4,140	
Success fees	377,000	
Dividend income	5,072	
Total revenues		$416,212
OPERATING EXPENSES		94,823
NET INCOME		$321,389

The accompanying notes are an integral part of the financial statements.

RIVER CAPITAL MARKETS, L.L.C.
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

BALANCE - DECEMBER 31, 2000	$ 50,044
CAPITAL CONTRIBUTIONS	11,903
MEMBER WITHDRAWALS	(333,261)
NET INCOME	321,389
BALANCE - DECEMBER 31, 2001	$ 50,075

The accompanying notes are an integral part of the financial statements.

RIVER CAPITAL MARKETS, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers	$ 407,943	
Cash paid to suppliers	(112,013)	
Dividends received	5,072	
Net cash from operating activities		$ 301,002
CASH FLOWS FROM INVESTING ACTIVITIES -		
Cash purchases of equipment		(4,659)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' capital contributions	11,903	
Members' withdrawals	(333,261)	
Net cash to financing activities		(321,358)
DECREASE IN CASH AND CASH EQUIVALENTS		(25,015)
CASH AND CASH EQUIVALENT:		
BALANCE - December 31, 2001		68,996
BALANCE - DECEMBER 31, 2001		$ 43,981

RECONCILIATION OF NET INCOME TO NET CASH FROM OPERATING ACTIVITIES

NET INCOME		$ 321,389
Adjustment to reconcile net income to net cash from operating activities -		
Depreciation		1,439
Changes in assets and liabilities which increase (decrease) cash flow:		
Accounts receivable	$ (3,197)	
Accounts payable	5,071	
Accrued commissions	(23,700)	(21,826)
NET CASH FROM OPERATING ACTIVITIES		$ 301,002

The accompanying notes are an integral part of the financial statements.

RIVER CAPITAL MARKETS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of River Capital Markets, L.L.C. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization

River Capital Markets, L.L.C. (the Company) was organized May 20, 1997 as a limited liability company under the laws of the State of Michigan. The Company is a registered securities broker/dealer. The Company does not carry customer accounts or hold securities.

Basis of Accounting

The Company utilizes the accrual basis of accounting in which revenues and expenses are recorded in the period earned or incurred, rather than when received or paid, respectively.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes commercial checking accounts and brokerage money market accounts.

Depreciation

The Company uses the straight line balance method of depreciation for office equipment and furniture and fixtures over useful lives of five to seven years.

Income Taxes

The Company is a limited liability company. Accordingly, no provision for income taxes has been made on these financial statements. All profits and losses are taxed on the members' tax returns.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE 2 - NET CAPITAL:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. At December 31, 2001, the Company's net capital was $15,111, minimum required net capital is $5,000 and the ratio of the Company's aggregate indebtedness to the Company's net capital is approximately .65 to 1.

NOTE 3 - OPERATING LEASE:

The Company has a lease agreement for their offices. The lease is on an annual basis with an option to renew each year. The payments are classified as rent expense. The lease runs from March 1 to February 28 requiring payments of $2,400 per month. For the year ended December 31, 2001 the amount of rent paid was $28,800.

RIVER CAPITAL MARKETS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL:	
Total members' equity qualified for net capital	$ 50,075
Add allowable credits	-
Total capital and allowable credits	50,075
Deduct non-allowable assets - other	34,964
Net capital before haircuts on securities positions	15,111
Less haircuts on securities positions	-
Net capital	$ 15,111
AGGREGATE INDEBTEDNESS -	
Items included in statement of financial condition	
Accounts payable	$ 9,706
Total aggregate indebtedness	$ 9,706
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of):	
Company (6.67% of total aggregate indebtedness)	$ 647
Broker-dealer	5,000
Total	$ 5,000
EXCESS NET CAPITAL	$ 10,111
EXCESS NET CAPITAL AT 1,000%	$ 14,140
RATIO - AGGREGATE INDEBTEDNESS TO NET CAPITAL	.65 to 1.0
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIA of Form X-17A-5 as of December 31) -	
Net capital, as reported in Company's Part IIA FOCUS report	$ 15,111
Net capital per above	$ 15,111
Difference:	$ -

Edward J. Phillips CPA
Robert S. Gigliotti CPA
Ronald H. Frechen CPA
Robert E. Hagedorn CPA
Thomas W. Larson M.A.
Roger G Zulauf CPA
Judith K. Caldwell CPA
Garrett P. Klein CPA
Michael J. Mayette CPA
Sandra L. Gohlke CPA
Kevin P. Cairns CPA

PERRIN FORDREE & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

American Institute of CPAs
Michigan Association of CPAs
Registered Investment Advisors

Independent Auditors' Report on Internal Control

To the Board of Directors
River Capital Markets, L.L.C.
Bloomfield Hills, Michigan

In planning and performing our audit of the financial statements of **RIVER CAPITAL MARKETS, L.L.C.** (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

901 Wilshire Dr.
Suite 400
Troy, Michigan 48084
248/362-3600
Fax 248/362-4707

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matters involving the accounting system and control procedures that we considered to be a material weakness as defined above:

- The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and this report on such conditions does not modify our opinion dated January 23, 2002, on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the matters noted in the second preceding paragraph, the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

PERRIN, FORDREE & COMPANY, P.C.

Perrin, Fordree & Company, P.C.

Troy, Michigan
January 23, 2002